

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Fidji Simo
Chief Executive Officer
Maplebear Inc.
50 Beale Street, Suite 600
San Francisco, CA 94105

      Re: Maplebear Inc.
           Amendment No. 5 to Draft Registration Statement on Form S-1
           Submitted May 9, 2023
           CIK No. 0001579091

Dear Fidji Simo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Business
Our Value Proposition
For Brands, page 177

1. We note your disclosure that you are "the leading grocery store technology company in North America." Please provide support for this statement.

For Shoppers, page 179

2. We note your disclosure that you recognize hard work and reward shoppers with "impactful incentives." Please expand your disclosure regarding these incentives to provide additional detail to investors.

Consolidated Statements of Operations, page F-5

3.   Please revise your consolidated statements of operations to present the net income (loss) attributable to common stockholders. Refer to SAB Topic 6.B.

      You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jon Avina